UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-42475

FST Corp.

(Registrant’s Name)

No. 3, Gongye 1st Rd., Minxiong Township

Chiayi County 621018, Taiwan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Financial Statements

On May 5, 2026, FST Corp. (the “Company”) released its unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2026. A copy of the unaudited condensed consolidated financial statements of the Company and the management’s discussion and analysis of financial condition and results of operations of the Company as of and for the three months ended March 31, 2026 is attached hereto as Exhibit 99.1 and Exhibit 99.2 and is incorporated herein by reference.

Exhibit

Exhibit No.	Description
99.1	Unaudited Condensed Consolidated Financial Statements of FST Corp. as of and for the three months ended March 31, 2026.
99.2	Management’s discussion and analysis of financial condition and results of operations for three months ended March 31, 2026.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FST Corp.

Date: May 5, 2026	By:	/s/ David Chuang
	Name:	David Chuang
	Title:	Chief Executive Officer and Chairman of the Board

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